RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

September 24, 2010

VIA EDGAR AND FACSIMILE

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Retalix Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 15, 2010 (the “Filing”)
File No. 000-29742

Dear Mr. Gilmore:

The purpose of this letter is to respond to your letter of September 9, 2010 with respect to the Filing.  For ease of reference, each of your original comments is followed by the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.
We note that the shareholders agreement, dated September 3, 2009, entered into by the Alpha Group and Ronex Holdings, Limited Partnership, was filed as an exhibit to the Schedule 13D filed by members of the Alpha Group on September 10, 2009. In future filings, please identify such Schedule 13D for investors so that a copy of such agreement can be readily obtained.

Response:

In future filings the Company will identify the Schedule 13D filed by members of the Alpha Group on September 10, 2009 and the September 3, 2009 shareholders agreement filed as an exhibit thereto.

United States Securities and Exchange Commission

September 24, 2010

Item 5. Operating and Financing Review and Prospects

Overview, page 52

2.
We note that during an earnings call on March 16, 2010, Mr. Sheffer described two ways in which the company plans to increase its pipeline. In future filings, consider expanding your "Overview" to address these plans and other publicly announced strategies and ensure that such disclosure is consistent with the growth strategy you identify on page 29 (or similar disclosure in the future). In this regard, we note that Mr. Sheffer stated that the company is enhancing its sales coverage in an effort to attract new customers. Consider discussing, to the extent material, whether this effort will involve the hiring of additional employees and, if applicable, the impact such actions are likely to have on the company's prospective financial condition and operating performance. Refer to Section III.B of SEC Release No. 34-48960

Response:

In future filings the Company will consider expanding its “Overview” section to address its then plans to increase its pipeline and other publicly announced strategies, if material, and will ensure that such disclosure, if made, is consistent with the growth strategy the Company may identify in its future filings.  To the extent the Company continues to enhance its sales coverage in an effort to attract new customers, it will discuss, if material, whether this effort will involve the hiring of additional employees and, if applicable and material, the impact such actions are likely to have on the Company's prospective financial condition and operating performance.

Trends, page 72

3.
We note your discussion on page 71 of certain known trends that could impact demand for your products and services. In future filings, please expand your disclosure to include a discussion of how management's current short and long-term growth strategy is responsive to these trends and the actions being taken to address any challenges presented thereby. Consider, for instance, enhancing your disclosure to address how the trends you identify may impact your prospective financial condition and operating performance. See Item 5.D of Form 20-F and Section III of SEC Release No. 34-48960.

Response:

In future filings the Company will expand its disclosure to include a discussion, if then material, of how management's then current short and long-term growth strategy is responsive to the trends that could impact demand for the Company’s products and services and the actions being taken to address any challenges presented thereby.  Among other things, the Company will enhance its disclosure to address how the trends it identifies may impact its prospective financial condition and operating performance.

United States Securities and Exchange Commission

September 24, 2010

Item 6. Directors, Senior Management and Employees

E. Share Ownership, page 83

4.	In several instances, we are unable to reconcile the disclosure you provide regarding beneficial ownership of your directors. For example, we note the following:

(i)
Your tabular disclosure on page 83 provides that each of Messrs. Dotan, Lemelbaum and Naor beneficially own 5.3% of the company's outstanding shares as of May 31, 2010, and that Mr. Gelman owns 3.5%. Yet, the narrative immediately following such table provides that, pursuant to an oral understanding reached internally among the members of the Alpha Group, each member of the Alpha Group has shared beneficial ownership with respect to all company shares owned by members of the Alpha Group. Further, both your disclosure on page 83 and the Schedule 13D/A filed by Messrs. Dotan, Lemelbaum, Naor and Gelman on November 23, 2009 provide that each such person may be deemed to beneficially own 10,525,491 shares, a portion of which are held directly by each such person and a portion of which are held by other persons with whom each of Messrs. Dotan, Lemelbaum, Naor and Gelman may be deemed to share voting and dispositive power.

(ii)
You note that Mr. Gelman beneficially owns 853,167 shares (including underlying warrant shares) as of May 31, 2010 and has voting rights with respect to certain shares held by Mr. Shaked. Yet, you do not indicate what portion of the 853,167 shares, if any, are attributable to Mr. Shaked.

(iii)
You note that Mr. Beck may be deemed to beneficially own 4,471,591 shares held by Ronex Holdings, Limited Partnership by virtue of his position as an officer of various FIMI private equity funds. Yet, the Schedule 13D/A filed by Ronex on November 24, 2009 does not appear to name Mr. Beck as a reporting person or indicate that he has any beneficial interest in such shares.

Please revise your disclosure to address these apparent inconsistencies. In doing so, please clearly present in a single table and by footnote the requisite information regarding beneficial ownership of the securities held by each of your directors and executive officers.

Response:

(i)           The introductory sentence to the table in Item 6E explains that the table presents the securities directly held (as opposed to beneficially owned) by each member of the Alpha Group who serves as a director of the Company.  The first paragraph following the table discloses that each such director shares beneficial ownership of the shares held by other members of the Alpha Group by virtue of an oral agreement, and the third paragraph following the table discloses that each such director furthermore shares beneficial ownership of the shares held by Ronex by virtue of the Shareholders Agreement.  In future filings, for the sake of clarity, the Company will present in tabular format the beneficial ownership information of each of its directors and, to avoid confusion, will disclose in footnotes the breakdown of the number of securities directly held and beneficially owned by each director.

United States Securities and Exchange Commission

September 24, 2010

(ii)           As explained above, Mr. Gelman directly holds 853,167 shares (including underlying warrant shares).  In addition to the shares held by other members of the Alpha Group and those held by Ronex, Mr. Gelman potentially has beneficial ownership of shares held by Mr. Barry Shaked, the Company's former CEO, to the extent such shares exceed 2% of the Company's outstanding shares. This is the meaning of the following sentence appearing on page 83 of the Filing:  "In addition, Mr. Gelman, by virtue of being our chairman of the board of directors, has voting rights under the terms of a severance agreement with Mr. Barry Shaked’s management company with respect to the ordinary shares, if any, held by Mr. Barry Shaked, our former president and chief executive officer, to the extent they constitute more than 2% of our outstanding share capital."  This arrangement is described on page 78 of the Filing, in the context of the description of the separation agreement with the former CEO.  Since the former CEO sold all but 2,000 of his shares to the Company's major shareholders upon the closing of the transactions with the Alpha Group, the Company believes that his holdings currently constitute less than 2% of the Company's outstanding shares, in which case Mr. Gelman's beneficial ownership is not affected.  Pursuant to the separation agreement, the former CEO is required to notify the Company of the number of shares he holds if he wishes to vote any shares at a general meeting of the Company's shareholders.  For clarity in future filings, the Company will disclose, to its knowledge, the extent to which the former CEO holds shares in excess of 2% of the Company's outstanding shares.

(iii)           Since Mr. Beck is a director of the Company and also serves as a senior partner and director of the FIMI Opportunity Funds, which are affiliated with Ronex, the Company believes it is prudent to disclose that he may be deemed to beneficially own the shares held by Ronex.  Please note that the Filing also states that Mr. Beck disclaims beneficial ownership of such shares.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 87

5.
Item 7.A of Form 20-F requires disclosure of certain beneficial owners of the company's shares. Thus, you must identify all persons who, directly or indirectly, have or share voting or investment control of the securities presented. Please revise your disclosure to clearly present by footnote the natural person or persons having sole or shared voting and investment control over the securities held by Ronex Holdings, Limited Partnership.

Response:

Footnote no. 5 to the table in Item 7A names all the members of the Ronex group that filed a Schedule 13D with respect to the Company's shares and discloses all the shares over which Ronex has beneficial ownership, based on such Schedule 13D.  In future filings, the Company will expressly state that the persons named in such footnote share voting and dispositive power with respect to the Ronex shares and that Mr. Davidi controls the entities in the Ronex group.

United States Securities and Exchange Commission

September 24, 2010

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 119

6.
You note that, in connection with the recent private placement, the Alpha Group "agreed to effect a tender offer prior to the closing of the private placement for the purchase of up to 1,550,000 ordinary shares (approximately 7.6% of the outstanding ordinary shares), at a price per share of $9.10." Please explain how you considered the requirements of Item 16E of Form 20-F. In particular, please provide your analysis as to whether the Alpha Group is an "affiliated purchaser" as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934.

Response:

As described on page 100 of the Filing, the tender offer of the Alpha Group was a third-party tender offer effected with the agreement of the Company, but it was not effected on behalf of the Company nor was the Company otherwise involved in acquiring the securities or in making any recommendation to the Company’s shareholders.   The Company therefore did not deem itself to be acting in concert with the Alpha Group or controlling the Alpha Group's purchases in connection with the Alpha Group’s acquisition of shares.  Moreover, at the time of the tender offer, the Alpha Group was not an affiliate of the Company.  Therefore, the Company does not believe that the Alpha Group was an "affiliated purchaser" as defined in Rule 10b-18.  Even if the Alpha Group were to be considered an “affiliated purchaser” (which we do not believe to be the case), as disclosed on page 100 of the Filing, the number of shares purchased in the tender offer is immaterial -- 1,513 shares at a price of $9.10, for an aggregate price of $13,768.

Item 18. Financial Statements

Note 1 - Significant Accounting Policies

1.  Revenue recognition, page F-15

7.
We note your disclosure on page 6 indicating that "a significant adverse change in a customer's financial and/or credit position could require [you] to assume greater credit risk relating to the customer's receivables." Please tell us whether you continue to sell to customers whose financial condition and/or credit condition has deteriorated and if so, how such a condition impacts revenue recognition. Also, tell us whether you offer customers extended payment terms.

Response:

Note 1(l) on page F-15 of the Filing provides, among other things, that: “Revenues from sales of products and software license agreements are recognized when all of the criteria in Accounting Standard Codification (“ASC”) No. 985-605, “Software Revenue Recognition”, are met”.  Accordingly, when the Company sells its products and software licenses, it evaluates to what extent collectability is probably assured.  The Company does that by considering the financial condition and/or credit condition of the customers as well as the payment terms to be offered to them.  According to the Company’s revenue recognition policy, the Company does not extend payment terms beyond its standard payment terms and does not continue to sell to customers whose financial condition and/or credit condition has deteriorated.  If, at a certain point, such deterioration occurs then future sales are considered thoroughly before they are entered into and revenue is recognized only when collectability is probably assured and all other revenue recognition criteria are met.

United States Securities and Exchange Commission

September 24, 2010

Note 8 - Commitments and Contingent Liabilities

b. Contingent liabilities, page F-27

8.
We note that in April 2009, you recognized a gain of $2.5 million resulting from a settlement with a customer. Please tell us where you recorded the gain in your Consolidated Statements of Income (Loss) and, considering the significance of the gain to your results of operations in 2009, please tell us how you considered discussing the gain in your operating and financial review and prospects section.

Response:

Note 8(b)(2) on page F-28 to the Filing discusses, among other things, the receipt by the Company of an amount of $2.5 million resulting from an arbitration award from a former customer.

In June 2006, one of the Company's customers terminated a contract for the purchase of software licenses and services it had with a subsidiary of the Company (the “Contract”) and sued such subsidiary and another subsidiary of the Company for breach of the Contract.  The termination of the Contract was not an event the Company could reasonably expect at the time.  Responding to the change in circumstances, the Company's management reassessed its ability to record revenues that had been generated in connection with the Contract, due to collectability risk and high uncertainty, and also its ability to collect existing outstanding unpaid invoices for which revenue was already recognized.

  Consequently, the Company's management decided to defer revenues in the amount of approximately $1.7 million, generated from the full delivery and fulfillment of the Company’s obligations under the aforementioned Contract, and recorded an allowance for doubtful accounts in the amount of approximately $0.7 million related to outstanding unpaid invoices that were issued and recognized prior to the Contract termination. As a result and consistent with previous periods’ accounting treatment, once the arbitration was decided in favor of the Company, the Company: (i) recognized services revenue in the amount of $1.7 million by reversing  the deferred revenues balance; and (ii) credited its G&A expenses in the amount of $0.7 million after reversing the relevant allowance for doubtful accounts.  An amount of $0.5 million out of the awarded amount was paid for additional legal and arbitration costs and was recorded as an increase in the G&A expenses. The net amount recognized in the Company’s financial statements was $1.9 million, which equals the amount received after reduction of related expenses.

United States Securities and Exchange Commission

September 24, 2010

The receipt of, and the way the net amount attributed to the arbitration award was treated in the Company’s financial reports, were disclosed in the Company’s Report on Form 6-K submitted on May 14, 2009 with respect to the results for the quarter ended March 31, 2009.  However, the net proceeds to the Company of $1.9 million were not discussed separately in the operating and financial review and prospects section of the Filing because the amount was not material as a standalone item in order to understand the Company’s financial results on an annual basis.

Note 9 - Equity

b. Stock based compensation, page F-29

9.
We note that you combine the activity and balances of stock options with restricted stock units in a single table. Please tell us how you considered providing separate tables for these instruments since they typically have different characteristics. Please refer to ASC 718-10-50-2(g).

Response:

In reference to note 9(b) on pages F-29 through F-32 of the Filing, it should be noted that in various places in such note there is a separate disclosure about stock option and restricted stock unit activity and balances.  The Company considered providing separate tables for these instruments according to ASC 718-10-50-2 but decided to provide a combined presentation because of significant similarities between these two instruments.  Basically, the Company views restricted stock units as a similar compensation instrument as options, but one with negligible exercise price which is granted to certain employees of the Company.  The Company’s stock options and restricted stock units are similar instruments in the Company’s view because both are granted with a fixed exercise price, their vesting is subject to fulfillment of service conditions for similar periods (and neither relies on any performance or targets conditions) and both options and restricted stock units are classified as equity.  Given the similarities discussed above, the Company concluded that having separate tables does not enhance readers’ understanding of the use of share-based compensation by the Company.

The Company will continue to monitor and consider the above mentioned characteristics and evaluate the presentation requirements base on it in accordance with ASC 718-10-50-2.

United States Securities and Exchange Commission

September 24, 2010

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 972-(9) 776-6677 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Shy S. Baranov, Esq. at (617) 338-2932, if you have any questions or require additional information.

Respectfully,
RETALIX LTD.

By:	/s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer

cc:	Howard E. Berkenblit, Esq.
Shy S. Baranov, Esq.